EXHIBIT 99.1

The Thomson Corporation
Metro Center, One Station Place
Stamford, CT 06902
Tel (203) 539-8000
www.thomson.com

News Release

Media Contact:	Investor Contact:
Fred Hawrysh	Frank J. Golden
Global Director, External Communications	Vice President, Investor Relations
(203) 539-8314	(203) 539-8470
fred.hawrysh@thomson.com	frank.golden@thomson.com
FOR IMMEDIATE RELEASE

Thomson Announces US$800 Million Note Offering

STAMFORD, Conn., September 28, 2007 — The Thomson Corporation (NYSE: TOC; TSX: TOC), one of the world’s leading providers of electronic solutions, software and services to business and professional customers, today announced the offering of US$800 million of notes due October 1, 2014.
The notes will bear interest at an annual rate of 5.70% and the offering is expected to close on October 2, 2007, subject to customary closing conditions. Thomson intends to use the net proceeds of the offering to repay indebtedness and for general corporate purposes. Deutsche Bank Securities Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated and UBS Securities LLC are the joint book-running managers for the offering.
This announcement shall not constitute an offer to sell or the solicitation of an offer to buy any of these securities in any jurisdiction in which such offer, solicitation or sale is unlawful. A shelf registration statement for the offering was previously declared effective by the Securities and Exchange Commission (SEC). The public offering of these securities in the United States will be made only by means of the prospectus supplement and an accompanying base prospectus, a copy of which may be obtained, when available, from Deutsche Bank Securities Inc. at 60 Wall Street, New York, NY 10005, Attention: Investment Grade Debt Syndicate; from Merrill Lynch, Pierce, Fenner & Smith Incorporated at 4 World Financial Center, Floor 5, New York, NY 10080; or from UBS Securities LLC at 677 Washington Boulevard, Stamford, CT 06901, Attention: Fixed Income Syndicate. The securities will not be qualified for sale under the securities laws of Canada or any province or territory of Canada and may not be offered or sold, directly or indirectly, in Canada or to any resident of Canada in contravention of the securities laws of any province or territory of Canada.
The Thomson Corporation
The Thomson Corporation is a global leader in providing essential electronic workflow solutions to business and professional customers. With operational headquarters in Stamford, Conn., Thomson provides value-added information, software tools and applications to professionals in the fields of law, tax, accounting, financial services, scientific research and healthcare. The Corporation’s common shares are listed on the New York and Toronto stock exchanges (NYSE: TOC; TSX: TOC).
This news release includes forward-looking statements, such as the Corporation’s expectations regarding the offering and its expected uses of proceeds. These statements are based on certain assumptions and reflect the Corporation’s current expectations. The Corporation can give no assurance that the offering will be completed. All forward-looking statements in this news release are subject to a number of risks and uncertainties that could cause actual results or events to differ materially from current expectations. Some of the factors that could cause actual results to differ materially from current expectations are discussed in the Corporation’s materials filed with the securities regulatory authorities in Canada and the United States from time to time, including the Corporation’s latest annual information form, which is contained in its most recently filed annual report on Form 40-F. The Corporation disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, other than as required by law.
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